Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

Medley Capital Corporation Announces End of “Go Shop”

NEW YORK — October 14, 2019 — Medley Capital Corporation (NYSE: MCC) (“MCC” or the “Company”) today announced that the “go-shop” process conducted by the Special Committee of the Board of Directors of MCC (the “Special Committee”), did not produce a “Superior Proposal” as defined in the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between MCC and Sierra Income Corporation (the “Amended MCC Merger Agreement”). The Company's Board of Directors continues to recommend that the Company's shareholders adopt the Amended MCC Merger Agreement.

Starting on September 27, 2019, the date on which the “go-shop” period expired, subject to certain exceptions for “Excluded Parties” as defined in the Amended MCC Merger Agreement applicable through October 11, 2019, MCC became subject to customary “no shop” provisions under the Amended MCC Merger Agreement.  The “no shop” provisions restrict the ability of the Company and its representatives to solicit alternative acquisition proposals from, engage in negotiations or discussions with, or provide confidential information to, third parties, subject to customary “fiduciary out” provisions.

During the “go-shop” period, Houlihan Lokey, the independent financial advisor retained by the MCC Special Committee, contacted 194 potential buyers and strategic partners to solicit interest in making a proposal, resulting in 27 parties executing non-disclosure agreements with MCC. These parties were provided access to certain information regarding MCC. Seven parties submitted initial indications of interest with a total of 12 proposals. Following discussions between these parties and representatives of MCC, three of these parties submitted revised indications of interest with a total of four proposals. Subsequently, two of these parties submitted further revised indications of interest. After extensive negotiations with these parties, and after consulting with its independent financial and legal advisors, the MCC Special Committee did not find that any of the proposals constituted a “Superior Proposal”.

About Medley Capital Corporation

Medley Capital Corporation is a closed-end, externally managed business development company ("BDC") that trades on the New York Stock Exchange (NYSE: MCC) and the Tel Aviv Stock Exchange (TASE: MCC). Medley Capital Corporation's investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies expand their businesses, refinance and make acquisitions. Our portfolio generally consists of senior secured first lien loans and senior secured second lien loans. Medley Capital Corporation is externally managed by MCC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Medley Capital Corporation at www.medleycapitalcorp.com.

SOURCE: Medley Capital Corporation

Investor Relations Contact:
Sam Anderson
Head of Capital Markets & Risk Management
Medley Management Inc.
212-759-0777

Media Contact:
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
212-257-4170

Forward-Looking Statements

This press release contains “forward-looking” statements, including statements regarding the proposed transactions contemplated by the Amended MCC Merger Agreement. Such forward-looking statements reflect current views with respect to future events and financial performance, and MCC may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the possibility that MCC may receive competing proposals and the date that the parties expect the proposed transactions to be completed, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in MCC’s filings with the Securities and Exchange Commission (the “SEC”), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of MCC, Sierra Income Corporation (“Sierra”), and Medley Management Inc. (“MDLY”), Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required  approvals of the SEC (including necessary exemptive relief to consummate the merger transactions), approval by the Court of Chancery of the State of Delaware of the Settlement Agreement, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof; and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to MCC include, but are not limited to, (i) the costs and expenses that MCC has, and may incur, in connection with the proposed transactions (whether or not they are consummated); ii) the impact that any litigation relating to the proposed transactions may have on MCC; (iii) that projections with respect to distributions may prove to be incorrect; (iv) Sierra’s ability to invest its portfolio of cash in a timely manner following the closing of the proposed transactions; (v) the market performance of the combined portfolio; (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s common stock. There can be no assurance of the level of any distributions to be paid, if any, following consummation of the proposed transactions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions and in the “Risk Factors” sections of MCC’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent MCC’s views as of the date of hereof. MCC anticipates that subsequent events and developments will cause its views to change. However, while MCC may elect to update these forward-looking statements at some point in the future, MCC does not have any current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing MCC’s views as of any date subsequent to the date of this material.

Additional Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the SEC and mail to its stockholders an amendment to the Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and MDLY intend to file with the SEC and mail to their respective stockholders an amendment to the proxy statement on Schedule 14A (the “Joint Proxy Statement/Prospectus” and, as amended, the “Amended Joint Proxy Statement/Prospectus). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, OR ANY SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website (www.sec.gov) and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and stockholders may also obtain free copies of the Joint Proxy Statement/Prospectus, the Amended Joint Proxy Statement/Prospectus (when available), and other documents filed with the SEC from MCC by using the contact information provided above.

Participants in the Solicitation

MCC and its directors, executive officers, other members of its management and certain employees of Medley LLC may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on May 9, 2019 (the “MCC 2019 Proxy Statement”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the MCC 2019 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Amended Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.